Exhibit 99.1

JX Luxventure Announced its new Collaboration with Hainan Airlines for Air-Ticket Sales, to Promote through the Company’s Channels and Official Accounts incorporating ChatGPT-type Technology

Haikou, China, August 15, 2023/ PRNewswire/- JX Luxventure Limited (Nasdaq: JXJT) (the “Company”), a company that engages in tourism with business segments covering tourism, tourism duty-free cross-border merchandise and tourism technology solutions, announced today that on August 14, 2023, its subsidiary, Beijing Heyang International Travel Agency Co., Ltd. (“Heyang”) signed a passenger transport sales agency agreement (the “Agreement”) with Hainan Airlines (“Hainan Airlines or HNA”), pursuant to which Hainan Airlines appointed Heyang as the regional agent for ticket sales of domestic and international routes, including specially managed domestic regional routes.

The Agreement sets the stage for Heyang to seamlessly procure domestic and international air tickets from Hainan Airlines and seamlessly distribute them to our esteemed network of business partners. This pioneering partnership also continues and improves our formidable collaboration, reaching it even deeper, and building on the success of our previous collaboration when HNA’ cross-border e-commerce division has been leveraging JX Luxventure’s cloud warehouse system and robust supply chain services with great success. The Company recently announced its new initiatives related to the use of ChatGPT-type technology in different areas of the Company’s business. We believe that this cooperation with HNA will fully utilize a ChatGPT-type technology on the Company’s platform and will further promote the business operations of the Company and HNA.

Ms. Sun “Ice” Lei, CEO of the Company, said: “In a remarkable testament to Hainan Airlines’ prowess, the annual airline ticket sales volume stands at an impressive USD3.36 billion. It’s with immense pride that we extend our heartfelt appreciation for this momentous opportunity to furnish our esteemed business partners with Hainan Airlines’ tickets. As an emerging player in the industry, being entrusted with this distinctive privilege by HNA, a monumental player boasting an impressive portfolio of 12 airlines, is truly an honor that sets us apart. Our resolute commitment to nurturing and expanding this promising partnership remains unwavering, as we eagerly anticipate a fruitful journey ahead with Hainan Airlines and its esteemed membership base.”

About JX Luxventure Limited.

Headquartered in Haikou, China, JX Luxventure Limited is a company engages in tourism with business segments covering tourism, tourism duty-free cross-border merchandise and tourism technology solutions. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Declaration

This press release may contain certain “forward-looking statements” related to the business of JX Entrepreneurship Limited and its subsidiaries. Except for the historical factual statements included in this article, all statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are typically identified by using forward-looking terms such as “believe”, “expect”, or similar expressions, involving known and unknown risks and uncertainties. Although the company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, which may prove to be incorrect. Investors should not overly rely on these forward-looking statements, which are limited to the date of this press release. Due to various factors, the actual results of the company may differ significantly from the expectations in these forward-looking statements, including regular reports submitted by the company to the Securities and Exchange Commission and available on its website（ http://www.sec.gov ）All forward-looking statements attributable to the company or individuals acting on its behalf are clearly limited by these factors. Except as required by the Securities Law, our company does not assume any obligation to update these forward-looking statements.